[redacted]

09041720

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 2 7 2009 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.K. Cooper & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 700
(No and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander G. Montano (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexander G. Montano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. Cooper & Company, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange Subscribed and sworn (or affirmed) to before me this 28 day of April, 2009, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Notary Public

Signature

President
Title

VICENTE MANUEL ALVAREZ
Commission # 1805388
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. K. Cooper & Company, Inc. and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors of
C. K. Cooper & Company, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of C. K. Cooper & Company, Inc. and Subsidiary (the Company) as of March 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C. K. Cooper & Company, Inc. and Subsidiary as of March 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 26, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2009

Assets

Cash and cash equivalents	$ 45,754
Deposit with clearing organization	25,000
Accounts receivable	145,617
Marketable securities, at market	404,490
Securities, not readily marketable	162,280
Furniture and equipment, net	236,729
Prepaid expenses	80
Total assets	$ 1,019,950

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 114,919
Accrued salaries and commissions	52,114
Deferred income taxes payable	134,997
Total liabilities	302,030
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid–in capital	710,939
Retained earnings	981
Total stockholder's equity	717,920
Total liabilities and stockholder's equity	$ 1,019,950

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended March 31, 2009

Revenues	
Commissions	$ 1,635,784
Management and advisory income	1,277,719
Interest income	9,697
Net dealer inventory and investment gains (losses)	(2,016,996)
Other income	69,059
Total revenues	975,263
Expenses	
Employee compensation and benefits	1,881,881
Commissions and floor brokerage fees	942,664
Communications	80,004
Occupancy and equipment rental	325,476
Other operating expenses	985,288
Total expenses	4,215,313
Net income (loss) before income tax provision (benefit)	(3,240,450)
Total income tax expense (benefit), including deferred taxes	(617,037)
Net income (loss)	$(2,623,013)

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2008	$ 6,000	$ 744,164	$ 2,683,994	$ 3,434,158
Additional paid-in capital	–	102,200	–	102,200
Return of capital	–	(135,425)	–	(135,425)
Dividends	–	–	(60,000)	(60,000)
Net income (loss)	–	–	(2,623,013)	(2,623,013)
Balance at March 31, 2009	$ 6,000	$ 710,939	$ 981	$ 717,920

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operating activities:		
Net income (loss)		$(2,623,013)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation	$ 83,848	
(Increase) decrease in:		
Deposit with clearing organization	75,000	
Accounts receivable	122,377	
Marketable securities, at market	2,452,494	
Securities, not readily marketable	162,280	
Prepaid expenses	8,961	
(Decrease) increase in:		
Accounts payable	(114,265)	
Accrued salaries and commissions	(125,891)	
Deferred income taxes payable	(619,237)	
Total adjustments		2,045,567
Net cash and cash equivalents provided by (used in) operating activities		(577,446)
Cash flows from investing activities:		
Purchase of furniture and equipment	(58,443)	
Net cash and cash equivalents provided by (used in) investing activities		(58,443)
Cash flows from financing activities:		
Proceeds from additional paid-in capital	102,200	
Return of capital	(135,425)	
Dividends paid	(60,000)	
Net cash and cash equivalents provided by (used in) financing activities		(93,225)
Net increase (decrease) in cash and cash equivalents		(729,114)
Cash and cash equivalents at beginning of year		774,868
Cash and cash equivalents at end of year		$ 45,754

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 425

Non-cash investing and financing transactions:

During the year, the Company received 387,097 shares of stock, in lieu of income valued at $108,000. The Company received an additional 50,000 and 66,000 shares of stock at no value.

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements of C. K. Cooper & Company, Inc. and Subsidiary (the "Company"), include the accounts of C. K. Cooper & Company, Inc. ("Cooper") and its wholly–owned subsidiary C. K Cooper & Company Insurance Services, Inc. ("Insurance"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cooper was incorporated on January 15, 1981. In June 1996, Cooper became the wholly–owned subsidiary of C & K Capital Corporation (the "Parent"). Cooper is an institutional and retail, brokerage and investment banking firm that specializes in oil and gas and provides a wide range of investment services to individuals, institutions, and various corporate entities. The Company is also authorized to perform underwriting activities and is authorized to make markets in 25 issues. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. Cooper is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Cooper operates its brokerage business on a fully disclosed basis, whereby Cooper does not hold customer funds and/or securities. The execution and clearance of trades is handled by another broker/dealer.

Insurance was incorporated on October 17, 2003, in the State of California. Insurance sells non–securities based insurance products.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable consists of trade accounts arising in the normal course of business. The Company uses the direct write-off method to account for bad debts, which does not result in amounts that differ materially from the allowance method required by accounting principles generally accepted in the United States of America. Accounts for which no payments have been received for 90 days are considered delinquent and customary collections efforts are initiated. Uncollectible accounts are written-off at the discretion of management.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2009, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5), seven (7), or thirty-nine (39) years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Management fees and advisory income are recognized when earned, usually at the completion of an engagement or according to an earnings schedule in the engagement letter.

Advertising and promotional costs are charged to operations when incurred. At March 31, 2009, advertising and promotional costs totaled $55,674, and are included in other operating expenses.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate.

Note 3: ACCOUNTS RECEIVABLE

Accounts receivable are valued and reported at net realizable value and consist of the following:

Receivable from clearing organization	$ 3,529
Receivables from investment banking deals	127,467
Receivables from annuities	12,242
Other receivables	2,379
Total accounts receivable	$ 145,617

Receivable from clearing organization and receivables from annuities are allowable for net capital purposes.

Note 4: MARKETABLE SECURITIES AT MARKET VALUE

At March 31, 2009, the Company holds investments classified as trading securities recorded at fair market value in the amount of $404,490. In the current year, the Company has recognized an unrealized loss of $1,221,371, and a realized loss of $957,905.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of restricted shares of stock which have a holding period of 6 months and an unrealized gain of $162,280 as the Company uses mark-to-market accounting for these securities. At March 31, 2009, the fair value of the stock was $162,280. The Company considers these securities as non-allowable assets for net capital purposes.

Note 6: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 278,190
Computers, software & equipment	143,970
Leasehold improvements	38,565
	460,725
Accumulated depreciation	(223,996)
Total furniture and equipment, net	$ 236,729

Depreciation expense for the year ended March 31, 2009, was $83,848.

Note 7: INCOME TAX PROVISION

The significant components of deferred tax assets and liabilities at March 31, 2009, are as follows:

Deferred tax assets	$ –
Deferred tax liabilities	
Unrealized gains	(134,997)
Net deferred tax assets (liabilities)	$ (134,997)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) at March 31, 2009, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ –
State	2,200
Total current income tax expense (benefit)	2,200
Deferred income tax expense (benefit)	
Federal	(388,091)
State	(231,146)
Total deferred income tax expense (benefit)	(619,237)
Total provision for income tax expense (benefit)	$ (617,037)

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with Insurance, its Parent, and its Parent's wholly–owned subsidiary, Paladin Capital Partners, Inc. ("Paladin"), and Paladin's wholly–owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent. These amounts have been included in the accompanying statement of operations in occupancy and equipment rental, and other operating expenses. For the year ended March 31, 2009, the occupancy and equipment rental was $325,476.

In addition, Cooper paid $14,000 to an affiliated Company, Paladin Capital Management, S.A. (Management) for services rendered.

Note 9: <u>EMPLOYEES BENEFIT PLAN</u>

The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of three (3) percent or greater of the employees' compensation. For the year ended March 31, 2009, the Company has not made any contributions.

Note: 10: <u>CONCENTRATION OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 11: <u>COMMITMENTS AND CONTINGENCIES</u>

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. The new limit is applicable through December 31, 2009.

At times during the year ended March 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

For the year ending March 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2009, the Company had net capital of $164,806 which was $64,806 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($167,033) to net capital was 1.01 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $7,714 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 157,092
Adjustments:		
Retained earnings	$ (103,405)	
Deferred taxes	(38,640)	
Non-allowable assets	149,592	
Haircuts on undue concentration	167	
Total adjustments		7,714
Net capital per audited statements		$ 164,806

C. K. Cooper & Company, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2009

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Additional paid–in capital	710,939	
Retained earnings	981	
Total stockholder's equity		$ 717,920
Adjustments to stockholder's equity		
Deferred income taxes payable		134,997
Total stockholder's equity and allowable credits		852,917
Less: Non–allowable assets and deductions		
Accounts receivable, non-allowable portion	(129,846)	
Securities, not readily marketable	(162,280)	
Furniture and equipment, net	(236,729)	
Other asset (subsidiary cash)	(727)	
Prepaid expenses	(80)	
Blockage test	(57,735)	
Total adjustments		(587,397)
Net capital before haircuts and undue concentration		265,520
Less: Haircuts and undue concentration		
Haircuts on money market funds	(709)	
Haircuts on marketable securities	(52,013)	
Undue concentration	(47,992)	
Total haircuts and undue concentration		(100,714)
Net capital		164,806
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 11,136	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 64,806
Ratio of aggregate indebtedness to net capital	1.01:1	

There was a $7,714 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2009. See Note 14.

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

A computation of reserve requirement is not applicable to C. K. Cooper & Company, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of March 31, 2009

Information relating to possession or control requirements is not applicable to C. K. Cooper & Company, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2009

Board of Directors
C. K. Cooper & Company, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of C. K. Cooper & Company, Inc. and Subsidiary (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and proce dures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 26, 2009